UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

February 29, 2024

In accordance with the provisions of Articles 21 - A and 258° of the General Corporations Law, the shareholders of AENZA S.A.A. (“AENZA”) are hereby convened to the Annual Shareholders’ Meeting to be held, on the first call on March 27, 2024; on the second call on April 1, 2024; and on the third call on April 4, 2024 (the “Meeting”), all at 11:00 a.m., for the purpose of submitting to the Shareholders’ Meeting the following:

1.	Approval of the Annual Report, the Annual Corporate Governance Report, the Sustainability Report, and the Audited Separate and Consolidated Financial Statements for Fiscal Year 2023.

2.	Application of Results for Fiscal Year 2023.

3.	Extension of the amount of the Corporate Bond up to US$420,000,000 or its equivalent in other currencies and delegation of powers.

4.	Delegation of powers to execute resolutions.

The Meeting, including the verification of the quorum and the execution of the votes corresponding to the agenda items, will be conducted through the “Microsoft Teams” platform, which will be available according to the procedure set forth in the informative document (“Informative Document”).

Our company has not initiated any evaluation or negotiation in relation to the asset.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance
Date:	February 29, 2024

AENZA S.A.A. ANNUAL SHAREHOLDERS’ MEETING

First Call - March 27, 2024

Second Call - April 1, 2024

Third Call - April 4, 2024

MOTION No. 1

Approval of the Annual Report, Annual Corporate Governance Report, Sustainability Report, and Audited Separate and Consolidated Financial Statements for Fiscal Year 2023

Whereas:

That, in compliance with the provisions of the General Corporations Law, the Board of Directors presented for consideration of the Annual Mandatory Shareholders’ Meeting the Annual Report and the Separate and Consolidated Financial Statements for fiscal year 2023 audited by Emmerich, Córdova y Asociados Sociedad Civil de Responsabilidad Limitada, a member firm of KPMG.

That, the Board of Directors approved the Annual Corporate Governance Report and the Sustainability Report corresponding to fiscal year 2023, prepared as required by Resolution SMV No. 012-2014-SMV/01 of the Superintendencia del Mercado de Valores, deciding to submit it for consideration of the Annual Mandatory Shareholders’ Meeting.

Motion:

To approve the Annual Report, the Annual Corporate Governance Report, the Sustainability Report, and the Audited Separate and Consolidated Financial Statements for fiscal year 2023.

MOTION No. 2

Application of Fiscal Year 2023 Results

Whereas:

That, according to the Audited Financial Statements corresponding to fiscal year 2023, the Company has generated a net profit of S/ 84,630,168.14 (eighty-four million six hundred and thirty thousand one hundred and sixty-eight with 14/100 Soles).

Motion:

To apply the net profit of S/ 84,630,168.14 (eighty-four million six hundred thirty thousand one hundred sixty-eight with 14/100 Soles) of fiscal year 2023 to the retained earnings account.

MOTION No. 3

Increase the amount of the Corporate Bond up to US$420,000,000.00 or its equivalent in other currencies and delegation of powers

Whereas:

That, the General Shareholders’ Meeting of AENZA S.A.A. held on November 2, 2020, approved the issuance of bonds representing debt of the company pursuant to the provisions of Articles 304 and following of the General Corporations Law, for an amount of up to US$350,000,000,000.00 (three hundred and fifty million and 00/100 United States Dollars) or its equivalent in other currencies, which could be placed by public and/or private offering in Peru and/or abroad (the “Corporate Bond”).

That, the Board of Directors of AENZA S.A.A., on February 29, 2024, agreed to submit to the General Shareholders’ Meeting the increase of the maximum amount of the Corporate Bond up to US$420,000,000.00 (four hundred and twenty million and 00/100 United States Dollars) or its equivalent in other currencies, delegating the powers to the Board of Directors to determine the specific terms and conditions of the Corporate Bond, considering the increase of the amount mentioned above, including the power to determine the granting of guarantees, among others.

Motion:

To approve the increase of the maximum amount of the Corporate Bond up to US$420,000,000.00 (four hundred and twenty million and 00/100 United States Dollars) or its equivalent in other currencies, delegating to the Board of Directors the power to determine the specific terms and conditions of the Corporate Bond, including the power to determine the granting of guarantees, among others, under the terms set forth in the Minutes of the General Shareholders’ Meeting of AENZA S. A.A. of November 2, 2020 (taking into consideration the increased amount of the Corporate Bond), as well as allowing the possibility for the Board of Directors to delegate the powers granted in its favor.

MOTION No. 4

Delegation of Powers to formalize agreements

Whereas:

That, for the purpose of formalizing the resolutions adopted by the Shareholders’ Meeting, the Board of Directors proposes to appoint Mr. Dennis Fernandez Armas, Vice President of People, Public Affairs, and Shared Services, and Ms. Zoila Horna Zegarra, Corporate Legal Vice President, to perform all the necessary procedures and subscribe all the necessary documents for said purpose.

Motion:

To designate Mr. Dennis Fernandez Armas, Vice President of People, Public Affairs, and Shared Services, and Ms. Zoila Horna Zegarra, Corporate Legal Vice President, to formalize the resolutions adopted by the Shareholders’ Meeting.

4